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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 NEW FOCUS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

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          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   73172K-10-4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            (UNDERLYING COMMON STOCK)

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                               KENNETH E. WESTRICK
                             CHIEF EXECUTIVE OFFICER
                                 NEW FOCUS, INC.
                               5215 HELLYER AVENUE
                         SAN JOSE, CALIFORNIA 95138-1001
                                 (408) 284-4700
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

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                                   Copies to:
                            DONNA M. PETKANICS, ESQ.
                              MARGO M. EAKIN, ESQ.
                               ANNE S. HIGH, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE

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        TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
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            Not applicable                             Not applicable
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*   No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid: Not applicable.
                          Form or Registration No.: Not applicable.
                          Filing party: Not applicable.
                          Date filed: Not applicable.


[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ]   third party tender offer subject to Rule 14d-1.
 [X]   issuer tender offer subject to Rule 13e-4.
 [ ]   going-private transaction subject to Rule 13e-3.
 [ ]   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         Attached below is the notice sent on May 18, 2001, from Kenneth E.
Westrick, President and Chief Executive Officer of New Focus, Inc. (the "Company") to employees announcing a voluntary stock option exchange program for holders of certain options granted under the Company's 2000 Stock Plan. Also attached below is the press release the Company issued on May 17, 2001 in connection with the employee stock option exchange program.

         AT THE TIME THE EXCHANGE IS COMMENCED, NEW FOCUS WILL PROVIDE OPTION HOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE WITH WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE EXCHANGE. PERSONS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE. NEW FOCUS WILL ALSO FILE THESE WRITTEN MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT UPON THE COMMENCEMENT OF THE EXCHANGE. NEW FOCUS STOCKHOLDERS AND OPTION HOLDERS WILL BE ABLE TO OBTAIN THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY NEW FOCUS WITH THE SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT www.sec.gov.


May 18, 2001

Dear Employees:

We're pleased to announce today an Option Exchange Program for our employees that will give you the right to cancel certain outstanding stock options you currently hold and replace them with an equal number of new options. Our goal with this program is to issue new options with an exercise price that more closely reflects current market conditions. Please refer to the following attachment for more detailed information about the program.

We've assembled a talented group of dedicated employees who are key to our continued growth and success. This program provides meaningful equity ownership in our company, provides proper long-term incentives, and ensures your participation in our continued success.

Thank you for your efforts towards building a Great and Lasting Company.

Very Truly Yours,

/s/ Ken Westrick
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Ken Westrick
President and Chief Executive Officer


                 New Focus Option Exchange Program Information

         Under the Option Exchange Program, holders of unexercised options granted between June 1, 2000 and February 28, 2001 (with the exception of options granted on November 21, 2000 for $27.00 per share) will have the right to cancel those options and receive replacement options for the same number of shares. Employees electing to receive replacement options must surrender any supplemental options granted on November 21, 2001 at $27.00 per share. No new options will be issued to replace these supplemental option grants. The exercise price of the replacement options will be equal to the closing price of the Company's Common Stock on the day before the grant of each replacement option, as more particularly described below. The replacement options may have a different vesting schedule than the options being cancelled.

         The replacement options will be issued in two separate grants. Those who elect to cancel their current options will receive 30% of the replacement options in the first grant and 70% of the replacement options in a second, later grant. The first grant of replacement options will be issued as soon as practicable following the date the current options are cancelled (the "Cancellation Date"). The second grant of replacement options will be issued no earlier than the first business day after the six-month period following the Cancellation Date. You must be employed by the Company on each applicable grant date to be eligible for the replacement options. The details of the Option Exchange Program will be sent to you upon commencement of the offer to exchange. The offer to exchange will commence as soon as we have completed and filed the documents required for this program with the Securities and Exchange Commission, which we anticipate will be in the next two weeks. Additional information will also be available on the New Focus intranet site.

         THIS COMMUNICATION IS NOT AN OFFER TO EXCHANGE. WHEN THE PROGRAM IS COMMENCED, YOU WILL RECEIVE A MORE DETAILED DOCUMENT CALLED THE "OFFER TO EXCHANGE" DESCRIBING THE PROGRAM AND AN "ELECTION FORM" THAT EMPLOYEES WILL USE IF THEY WANT TO PARTICIPATE IN THE PROGRAM. EMPLOYEES SHOULD CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. THE COMPANY WILL FILE THESE MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. YOU WILL BE ABLE TO OBTAIN THESE MATERIALS AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT www.sec.gov OR FROM THE NEW FOCUS INTRANET SITE.

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                               NEW FOCUS ANNOUNCES
                VOLUNTARY EMPLOYEE STOCK OPTION EXCHANGE PROGRAM

FOR IMMEDIATE RELEASE:

SAN JOSE, California (May 18, 2001): New Focus, Inc., (Nasdaq: NUFO), a leading supplier of innovative fiber optic products for next-generation optical networks under the Smart Optics for Networks(TM) brand, today announced a voluntary stock option exchange program for the company's employees. The option exchange program allows New Focus employees to elect to cancel certain outstanding stock options in exchange for an equal number of replacement options to be granted in the future. New Focus is implementing the program to demonstrate its commitment to employee participation in the company's achievements and its dedication to ongoing efforts to retain the most qualified employees.

"One of the keys to our continued growth and success is the retention of our most valuable asset, our employees," said KenWestrick, president and chief executive officer of New Focus, Inc. "We believe that providing meaningful equity ownership in our company through option grants serves to motivate and retain our employees and ensures their participation in our continued success".

The total number of options eligible for the exchange under the program is 2,719,767. The replacement options will be issued to employees in two separate grants. Employees electing to cancel their current options will receive 30% of the replacement options in the first grant and 70% of the replacement options in a second, later grant. The first grant of replacement options will be issued as soon as practicable after the date the current options are cancelled (the "Cancellation Date"). The second grant of replacement options will be issued no earlier than the first business day after the six-month period following the Cancellation Date. The exercise price of the replacement options will be set at the closing price of the Company's Common Stock on the day before the grant of each replacement option. The Company anticipates commencement of the offer to exchange within two weeks of this announcement.

ABOUT NEW FOCUS:

New Focus designs, manufactures and markets innovative fiber optic products for next-generation optical networks. The company's Smart Optics for Networks(TM) products enhance the performance of next-generation optical networks by enabling higher channel counts, faster data rates, longer reach lengths, new service capabilities, and lower costs of ownership. Founded in 1990, the company remains a leader in the creation of advanced optical products for the commercial and research marketplaces. The company is headquartered in San Jose, California and has operations in Santa Clara and Camarillo, California, Madison, Wisconsin, and Shenzhen, People's Republic of China.

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For more information about New Focus visit the company's Internet home page at
http://www.newfocus.com, call our Investors Relations Department at 408-284-NUFO, or e-mail us at investor@newfocus.com.

         COMPANY CONTACTS:

         William L. Potts, Jr., Chief Financial Officer       408-284-5184
         David A. Shoquist, Treasurer                         408-284-4912